For the year ended October 31, 1996
File number (c) 811-7666

                   SUB-ITEM 77J

       Restatement of Capital Share Account

      The Trust accounts and reports for permanent
differences between financial and tax reporting in
accordance   with   the  American   Institute   of
Certified   Public   Accountants'   Statement   of
Position  93-2:  Determination,  Disclosure,   and
Financial   Statement  Presentation   of   Income,
Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement for the year ended October 31, 1996 was to increase accumulated net realized loss and increase undistributed net investment income by $2,243. Net investment income, net realized gains and net assets were not affected by this change.